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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

                             TENDER OFFER STATEMENT

    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                             TRANSWITCH CORPORATION
                       (Name of Subject Company (Issuer))

                             TRANSWITCH CORPORATION
                                   (Offerors)
         (Names of Filing Persons (Identifying Status as Offeror, Issuer
                                or Other Person))

                       4 1/2% Convertible Notes due 2005
                      ------------------------------------
                         (Title of Class of Securities)

                                   894065 A87
                      (CUSIP Number of Class of Securities)

                                   SANTANU DAS
                             TRANSWITCH CORPORATION
                               3 ENTERPRISE DRIVE
                                SHELTON CT 06484
                                 (203) 929-8810

                                    Copy to:

                            Timothy C. Maguire, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                                 125 High Street
                                Boston, MA 02110
                                 (617) 248-7000
            (Name, address, and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

================================================================================
     TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
        $140,000,000                                           $12,880
--------------------------------------------------------------------------------

* For purposes of calculating amount of filing fee only. The amount assumes the purchase by TranSwitch Corporation of the maximum principal amount of notes that could be tendered at the maximum price.

** The amount of the filing fee is calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended.

[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

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     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by TranSwitch Corporation, a Delaware corporation ("TranSwitch") to purchase up to $200,000,000 aggregate principal amount of TranSwitch's outstanding 4 1/2% Convertible Notes due 2005 (the "Notes") at a price not greater than $700 nor less than $650 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of the purchase. TranSwitch's offer for the Notes is being made upon the terms and subject to the conditions relating to the Notes set forth in the Offer to Purchase dated February 11, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, with respect to the Notes, together constitute the "Offer"), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B), respectively. This Schedule TO is being filed on behalf of TranSwitch Corporation. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Notes and the Offer.

     All the information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 11 in the Schedule TO except for those items as to which information is specifically provided herein.

ITEM 1. SUMMARY TERM SHEET

     The information set forth in the Offer to Purchase in the "Summary Term Sheet" on pages 1 - 3, is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The issuer is TranSwitch Corporation, a Delaware corporation with its principal executive offices located at 3 Enterprise Drive, Shelton, CT 06484; telephone number (203) 929-8810.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Filing Person is TranSwitch Corporation, a Delaware corporation with its principal executive offices located at 3 Enterprise Drive, Shelton, CT 06484; telephone number (203) 929-8810. Unless otherwise noted, the business address and telephone number for all of the following individuals is c/o TranSwitch Corporation, 3 Enterprise Drive, Shelton, CT 06484; telephone number (203) 929-8810: Santanu Das, Chief Executive Officer, President and Chairman of the Board of Directors; Peter J. Tallian, Senior Vice President, Chief Financial Officer and Treasurer; Clifford H. Ficke, Vice President World Wide Sales; James
M. Pagos, Director; Erik H. van der Kaay, Director; Alfred R. Boschulte, Director; Albert E. Paladino, Director; Gerald Montry, Director; and Hagen Hultzsch, Director.

ITEM 4. TERMS OF THE TRANSACTION

(a)(1)(i) - (v) The information set forth in Section 2, "Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) A tendering holder may withdraw his or her tendered Notes any time after such tender, prior to March 11, 2002, the Expiration Date. If Notes tendered have not by then been accepted for payment by TranSwitch, any tendering holder may withdraw his or her tendered Notes at any time after April 8, 2002.

(a)(1)(vii) The information set forth in Section 5, "Procedures for Tendering Notes" and Section 6, "Withdrawal of Tenders" of the Offer to Purchase are incorporated herein by reference.

(a)(1)(viii) The information set forth in Section 4, "Acceptance of Notes for Payment; Accrual of Interest" of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in Section 2, "Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) The information set forth in Section 3, "Certain Significant Considerations" of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) None or not applicable.

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(a)(1)(xii) The information set forth in Section 9, "Certain U.S. Federal Income
Tax Considerations" of the Offer to Purchase is incorporated herein by reference.

(b) No officer, director or affiliate of TranSwitch owns any Notes, and therefore will not tender any Notes in the Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) TranSwitch has an informal brokerage arrangement with Merrill Lynch, Pierce, Fenner & Smith through which TranSwitch can repurchase the Notes from time to time. None of TranSwitch, or any person controlling TranSwitch or, to TranSwitch's knowledge, any of their respective directors or executive officers, is a party to any executory contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any of the subject securities of TranSwitch (including, but not limited to, any executory contract, arrangement, understanding or relationship concerning the transfer or the voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees or loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) The information set forth in Section 1, "Purpose of the Offer; Certain Information About the Purchaser" of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 1, "Purpose of the Offer; Certain Information About the Purchaser" of the Offer to Purchase is incorporated herein by reference.

(c) Except as set forth above or in the Offer to Purchase, TranSwitch currently has no plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of TranSwitch or the disposition of securities of TranSwitch; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TranSwitch or any or all of its subsidiaries; (iii) a purchase, sale, or transfer of a material amount of assets of TranSwitch or any of its subsidiaries; (iv) any change in the present Board of Directors or management of TranSwitch; (v) any material change in the present dividend rate or policy, or indebtedness or capitalization of TranSwitch; (vi) any other material change in TranSwitch's corporate structure or business; (vii) any change in TranSwitch's Certificate of Incorporation or By-Laws or any actions which could impede the acquisition of control of TranSwitch; (viii) a class of equity security of TranSwitch being delisted from a national securities exchange; (ix) a class of equity security of TranSwitch becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) the suspension of TranSwitch's obligation to file reports pursuant to
Section 15(d) of the Exchange Act.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The information set forth in Section 7, "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

(b)  None or not applicable.

(d)  None or not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) During the twelve months ended December 31, 2001, TranSwitch repurchased $145.9 million, or 31% of its outstanding Notes, none of which were repurchased during the three months ended December 31, 2001. Based on TranSwitch's records and on information provided to TranSwitch by its respective directors, executive officers, associates and subsidiaries, none of TranSwitch's associates or subsidiaries or persons controlling TranSwitch or, and, to the best of TranSwitch's knowledge, none of the directors or executive officers of TranSwitch or any of its subsidiaries, or any associates or subsidiaries of any of the foregoing, beneficially owns any Notes.

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(b) Based on TranSwitch's records and on information provided to TranSwitch by its respective directors or executive officers, associates and subsidiaries, none of TranSwitch, or any of its associates or subsidiaries or persons controlling TranSwitch, and, to the best of TranSwitch's knowledge, none of the directors or executive officers of TranSwitch or any of its subsidiaries, or any associates or subsidiaries of any of the foregoing, has effected any transactions in the Notes during the past 60 days.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) - (b) The information set forth in Section 10, "The Dealer Manager, Depositary and Information Agent" and Section 11, "Solicitation" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

     Not applicable because (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition, and (c) TranSwitch is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files electronically on EDGAR.

ITEM 11. ADDITIONAL INFORMATION

(a)(1) None or not applicable.

(a)(2) None or not applicable.

(a)(3) None or not applicable.

(a)(4) None or not applicable.

(a)(5) None or not applicable.

(b) None or not applicable.

ITEM 12. EXHIBITS

(a)(1)(A)  Offer to Purchase dated February 11, 2002.

(a)(1)(B)  Letter of Transmittal.

(a)(1)(C)  Notice of Guaranteed Delivery.

(a)(1)(D)  Letter to Brokers, Dealers, Banks, Trust Companies and
           Other Nominees.

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)  Press Release issued by TranSwitch Corporation dated February 11,
           2002.

(b)        Not applicable.

(d)        Not applicable.

(g)        Not applicable.

(h)        Not applicable.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             TRANSWITCH CORPORATION

Dated: February 11, 2002                    By: /s/ Peter J. Tallian
                                               ---------------------------------
                                               Name:  Peter J. Tallian
                                               Title: Senior Vice President,
                                                      Chief Financial Officer
                                                      and Treasurer

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                                INDEX TO EXHIBITS

Exhibit
 Number

(a)(1)(A)    Offer to Purchase dated February 11, 2002.

(a)(1)(B)    Letter of Transmittal.

(a)(1)(C)    Notice of Guaranteed Delivery.

(a)(1)(D)    Letter to Brokers, Dealers, Banks, Trust Companies and
             Other Nominees.

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)    Press Release issued by TranSwitch Corporation dated
             February 11, 2002.

(b)          Not applicable.

(d)          Not applicable.

(g)          Not applicable.

(h)          Not applicable.